Exhibit 21.01

Subsidiaries of Exponential Interactive, Inc.

Name of Subsidiary	Jurisdiction

New Wave Media Inc. (d/b/a AdoTube)	Delaware

Tribal Fusion R&D Private Limited	India

Tribal Fusion India Private Limited	India

Tribal Fusion France	France

Tribal Fusion Deutschland GMBH	Germany

Tribal Fusion Spain, S.L.	Spain

Tribal Fusion Australia	Australia

Tribal Fusion UK Limited	United Kingdom

Tribal Fusion Singapore PTE. LTD.	Singapore